Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Post-Effective Amendment No. 2 to the Registration Statement (Form S-8 No. 033-52125) pertaining to the Ashland Inc. Deferred Compensation Plan for Non-Employee Directors (Formerly Known as Ashland Oil, Inc. Deferred Compensation and Stock Incentive Plan For Non-Employee Directors) of Ashland Global Holdings Inc. of our reports dated November 20, 2015, with respect to the consolidated financial statements of Ashland Inc. and Consolidated Subsidiaries and the effectiveness of internal control over financial reporting of Ashland Inc. and Consolidated Subsidiaries, included in Ashland Inc.’s Annual Report (Form 10-K) for the year ended September 30, 2015, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Cincinnati, Ohio

September 20, 2016